575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax..

Gregory E. Xethalis gregory.xethalis@kattenlaw.com (212) 940-8587 direct (212) 894-5578 fax

August 14, 2013

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

IndexIQ ETF Trust – File No. 811-22227

Annual Report on Form N-CSR for the

Fiscal Year Ended April 30, 2013

Dear Ladies and Gentlemen:

On behalf of our client, IndexIQ ETF Trust (the “IQ ETF Trust” and, together with the IndexIQ Trust, the “Trusts”), we are filing this correspondence containing the IQ ETF Trust’s responses to oral comments delivered to me by Ms. Sheila Stout, Staff Accountant, on July 15, 2013. The comments delivered by the staff of the Securities and Exchange Commission (the “Commission”) relate to the staff’s review of the Trusts’ Annual Reports on Form N-CSR for the fiscal year ended April 30, 2013 that were each filed with the Commission on July 3, 2013 (the “2013 Annual Reports”). Capitalized terms used but not defined herein are used with the meanings given to them in the 2013 Annual Reports.

In the following discussion, we have summarized the staff’s oral comments in bold and provided the IQ ETF Trust’s responses immediately thereafter. The comments have been numbered for convenience.

1.        The separate series of the IQ ETF Trust listed in the 2013 Annual Report (each, a “Fund” and, collectively, the “Funds”) need to update their EDGAR series/class identifiers to reflect their correct ticker symbols.

AUSTIN        CENTURY CITY        CHARLOTTE        CHICAGO        HOUSTON        IRVING        LOS ANGELES
NEW YORK        ORANGE COUNTY        SAN FRANCISCO BAY AREA        SHANGHAI        WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Securities and Exchange Commission

August 14, 2013

The IQ ETF Trust has updated each Fund’s EDGAR series/class identifiers for their correct ticker symbols, where such Fund has a ticker symbol. Certain of the Funds have neither become operational nor been assigned ticker symbols as of the date of this letter.

2.        The IQ ETF Trust’s inactive series, which were known as the IQ South Korea Small Cap ETF and IQ Emerging Markets Mid Cap ETF (collectively, the “Inactive Funds”) are presently listed on EDGAR as “active.” Please correct the EDGAR status of the Inactive Funds to reflect their status as “inactive.”

The IQ ETF Trust has updated each Inactive Fund’s EDGAR status as “inactive.”

3.        In Management’s Discussion of Fund Performance (“MDFP”) contained in the 2013 Annual Reports, the gross total annual operating expense ratio (“gross expense ratio”) for each of the Funds for which such Fund’s investment adviser (the “Advisor”) has waived advisory fees (“Waived Fees”), as indicated in the Annual Fund Operating Expenses table of such Fund’s prospectus, is presented without deducting Waived Fees, which is the presentation style of the gross expense ratio utilized under Financial Highlights. FINRA Rule 2210(d)(5)(A) requires that sales literature, such as the 2013 Annual Reports, present the gross expense ratio as stated in the fee table of the prospectus. Please undertake to present the Funds’ gross expense ratio in future MDFP as including Waived Fees – the gross expense ratio as presented in the Funds’ prospectus fee tables – or otherwise provide a rationale as to why the gross expense ratios of the relevant Funds excludes Waived Fees.

Trust management will provide Fund gross expense ratio information as inclusive of Waived Fees for each Fund for which Waived Fees are presented in the prospectus fee tables in all future MDFP. During the fiscal year ended April 30, 2013, there were no Waived Fees relating to the Trusts.

4.        With respect to the IQ Global Oil Small Cap ETF of the IQ ETF Trust, please indicate to the staff the IQ ETF Trust’s policy with respect to global investment strategies.

Components of the Underlying Index of the IQ Global Oil Small Cap ETF include U.S. and non-U.S. equity securities. The IQ Global Oil Small Cap ETF, and each other “global fund” of the IQ ETF Trust, must invest at least 40% of its assets in the securities of issuers in two or more non-U.S. countries. This information is presented under the caption “Additional Description of the Principal Strategies of the Funds” in the statutory prospectus of the IQ Global Oil Small Cap ETF.

5.        In future filings, in the Financial Statements and Notes to the Financial Statements, please list short-term investments as a separate line item and not as cash.

In the Notes to the Financial Statements, the Trusts state that cash equivalents consist of highly liquid investments, with maturities of three months or less when acquired, and are disclosed as “Short-Term Investments” in the Schedules of Investments. The Trusts will

Securities and Exchange Commission

August 14, 2013

continue to list short-term investments as a line item apart from cash and will clarify in the Notes to the Financial Statements that short-term investments are not included as cash for the purposes of the financial statements.

6.        In future filings, please disclose in the 7-day yield, as of the end of the fiscal year, for each money-market fund included in the Schedule of Investments.

The IQ ETF Trust’s Schedules of Investments currently disclose the 7-day yield, as of April 30, 2013, for each money market fund, including a footnote describing the rate being disclosed. In future filings, both Trusts’ Schedules of Investments will include both the applicable rates and descriptive footnotes.

The IQ ETF Trust acknowledges that the IQ ETF Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 940-8587 or Peter Shea at (212) 940-6447 if you have any questions or comments with respect to the foregoing responses.

Very truly yours,

/s/ Gregory Xethalis

Gregory Xethalis

GEX:mb

cc:	Ms. Sheila Stout

Mr. Adam Patti

Mr. David Fogel

Mr. Peter J. Shea